

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 18, 2015

Via E-mail
Kurt P. Cummings
Vice President, Chief Financial Officer, Treasurer and Secretary
AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina   29644

> **Re: AVX Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2015**
> **Filed May 20, 2015**
> **File No. 1-7201**

Dear Mr. Cummings,

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery